

December 9, 2010

Mr. Jacques Tizabi
Chief Financial Officer
Universal Detection Technology
340 North Camden Drive, Suite 302
Beverly Hills, California 90210

> **Re: Universal Detection Technology**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 001-09327**

Dear Mr. Tizabi:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief